SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                     JARDINE FLEMING CHINA REGION FUND, INC.

                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    471110106
                                 (CUSIP Number)

Fred M. Stone, Esq.                    copy to: Allan S. Sexter, Esq.
Millennium Partners, L.P.                       Sexter & Warmflash
666 Fifth Avenue, 8th Floor                     115 Broadway
New York, New York 10103                        New York, New York 10006
(212) 841-4124                                  (212) 577-2800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 8, 2002
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 3 Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 471110106                    13D                     Page 2 of 5 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Millenco, L.P.   13-3532932

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

From the capital of Millenco.

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         353,817

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         353,817

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

353,817

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.66%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

Limited Partnership

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 471110106                    13D                     Page 3 of 5 Pages


ITEM 1. SECURITY AND ISSUER.

      This statement relates to the common stock ("Common Stock") of Jardine Fleming China Region Fund, Inc. (the "Company"). The address of the principal executive offices of the Company is c/o PFPC Inc. 400 Bellevue Parkway, Wilmington, Delaware 19809.

ITEM 2. IDENTITY AND BACKGROUND.

      This statement is being filed by Millenco, L.P. a Delaware limited partnership ("Millenco"), a broker-dealer and member of the American Stock Exchange, whose principal office is at 666 Fifth Avenue, New York, New York 10103.

      The general partner of Millenco is Millennium Management, LLC, ("Management") a Delaware limited liability company whose principal office is at 666 Fifth Avenue, New York, New York 10103.

      The sole manager of Management is Israel A. Englander, ("Englander") whose principal office is at 666 Fifth Avenue, New York, New York 10103.

      During the past five years, none of Millenco, Management or Englander, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The amount of the funds used to purchase the shares reported as beneficially owned was approximately $2,326,728. All of such funds were from the investment capital of Millenco.

ITEM 4. PURPOSE OF TRANSACTION.

      The shares of the Common Stock owned by Millenco and reported hereby were purchased for investment. The Company's stock trades at a significant discount to its stated net asset value. Millenco's investment objective is an increase in the share price and the realization of the Company's full value. Consistent with its investment objective, Millenco has proposed to the Company's directors steps which may be taken to substantially reduce or eliminate the discount. These steps include among others, changing the capital structure of the fund, merging the fund with another fund/company, or open-ending of the fund. Millenco intends to continue to communicate with the current directors of the Company in an effort to achieve some or all of these goals, but reserves the right to pursue the means to its investment objectives independently. As an example, Millennium currently intends to submit a shareholder proposal to the Company to be considered at the next Annual Meeting.

CUSIP No. 471110106                    13D                     Page 4 of 5 Pages


      On November 11, 2002, Millenco filed a Schedule 14A with the Securities and Exchange Commission pursuant to SEC Rule 14a-12. Millenco has announced its intention to nominate candidates for the board of directors of the Company if and when elections are held. Millenco's current intention would be to nominate candidates and solicit proxies in favor of their election. Millenco's intentions are based upon current circumstances, and are subject to change at any time.

      Other than as set forth above, none of Millenco, nor Management or Englander, has any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of
Item 4 of Schedule 13D (although it reserves the right to develop any such plans or proposals). Millenco may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) Millenco now owns 353,817 shares of Common Stock, representing approximately 7.66% of the total number of shares of Common Stock outstanding. To the best knowledge of Millenco, neither Management nor Englander owns any shares of Common Stock.

      (b) Millenco has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the shares of Common Stock owned by Millenco.

      (c) Within the past 60 days, Millenco purchased shares of Common Stock on the New York Stock Exchange as follows:

                              No. of Shares            Price per
       Date                     Purchased                Share
-------------------           -------------            ---------
    10/31/2002                     4,800                 $6.14
    11/01/2002                     1,700                 $6.30
    11/07/2002                     2,500                 $6.36


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.

CUSIP No. 471110106                    13D                     Page 5 of 5 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                November 11, 2002
                                     (Date)

                               Millenco. L.P. By:
                   Millennium Management, LLC, General Partner


                 By: /s/ Terry Feeney
                 ----------------------------------------------
                                  (Signature)